

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2017

Alejandro Ochoa
Chief Executive Officer
Tower One Wireless Corp.
600-535 Howe Street
Vancouver, BC V6C 2Z4 Canada

      Re: Tower One Wireless Corp.
          Form 20-F for the Fiscal Year Ended December 31, 2016
          Filed May 9, 2017
          Response dated October 4, 2017
          File No. 000-55103

Dear Mr. Ochoa:

     We have reviewed your October 4, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2017 letter.

Form 20-F for the Fiscal Year Ended December 31, 2016

General

1.   We note your response to our prior comment 1 and reissue the comment. We note your disclosure in your Form 20-F/A for the fiscal year ended December 31, 2015 filed on September 12, 2017 that there was no activity with the joint venture with TrueVita and the agreement was terminated. We also note your disclosure on page 9 of Exhibit 99.23 of your Form 6-K filed on September 29, 2017 that the company was not considered to be a business prior to the acquisition for accounting purposes as its activities were limited to the management of cash resources and the maintenance of its listing. Please file the

Alejandro Ochoa
Tower One Wireless Corp.
October 19, 2017
Page 2

     Shell Company Report on Form 20-F associated with your transaction with Tower Three SAS as required by Securities Exchange Act of 1934 Rule 13a-19 and Item 3-05 of Regulation S-X.

     You may contact Keira Nakada at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Suzanne Hayes at (202) 551-3675 with any other questions.

     Division of Corporation Finance
     Office of Healthcare & Insurance

cc: R. Nick Horsley, Esq.